UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

_______________________

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

James H. Miller

General Counsel & Corporate Secretary

Clairvest Group, Inc.

22 St. Clair Avenue East, Suite 1700 Toronto, Ontario, Canada M4T 2S3

416.925.9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Clairvest Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,860,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,860,131

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,860,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of July 17, 2020, as reported in the Amendment No. 1 to the Current Report on Form 8-K/A, filed by the Issuer (as defined below) on July 20, 2020.

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,422,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,422,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,422,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,334,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,334,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,669
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Amendment No. 1 amends the initial Schedule 13D filed jointly by Clairvest Group, Inc., Clairvest Equity Partners V Limited Partnership and CEP V Co-Investment Limited Partnership (collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020 (the “Schedule 13D”), with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”). Disclosure items set forth in the Schedule 13D shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 1. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 29, 2020, Prism transferred 538,912 and 538,911 Seller Warrants to purchase an equal number of shares of Class A Common Stock to Joseph Marinucci and Fernando Borghese, respectively, in accordance with the Third Amended and Restated Limited Liability Company Operating Agreement of Prism, dated as of July 15, 2020. Mr. Marinucci is a member and the manager of Prism and serves as Chief Executive Officer and director of the Issuer. Mr. Borghese is a member of Prism and serves as Chief Operating Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of the close of business on July 17, 2020, after giving effect to the Conversion, as described in Item 3.

Prism and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 56.8% of the 32,293,793 shares of Class A Common Stock outstanding. Shares of Common Stock listed as beneficially owned by Prism exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Prism disclaims beneficial ownership.

Clairvest may be deemed to beneficially own and share the power to vote and dispose of 18,860,131 shares of Common Stock, which represents 56.8% of the Common Stock outstanding, including: (i) an aggregate of 18,860,131 shares of Class A Common Stock held directly by the Clairvest Funds, which consist of (a) 12,422,463 shares held by Blocker Seller 1 and (b) 6,334,669 shares held by Blocker Seller 2; and (ii) Seller Warrants held directly by the Clairvest Funds to purchase an aggregate of 922,177 shares of Class A Common Stock, which consist of (a) warrants to purchase 542,525 shares held by Blocker Seller 1, (b) warrants to purchase 276,653 shares held by Blocker Seller 2 and (c) warrants to purchase 102,999 shares held by Clairvest Direct Seller. The following table summarizes each Reporting Person’s beneficial ownership of Class A Common Stock:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.	18,860,131	56.8%	0	18,860,131	0	18,860,131
Clairvest Equity Partners V Limited Partnership	12,422,463	37.8%	0	12,422,463	0	12,422,463
CEP V Co-Investment Limited Partnership	6,334,669	19.5%	0	6,334,669	0	6,334,669

(c)          Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)          The limited partnership interests in (i) each of Blocker Seller 1 and Clairvest Direct Seller are held by third parties that are not affiliated with Clairvest and (ii) Blocker Seller 2 is controlled by Clairvest. No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 29, 2020, Joseph Marinucci and Fernando Borghese each executed a joinder to become a party and subject to the Lock-Up Agreement, which was acknowledged and agreed to by the Issuer.

The foregoing description of the joinders to the Lock-Up Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the joinders, copies of which are included as Exhibit 99.10 and 99.11 to this Amendment No. 1 and are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit Number	Description
99.10	Joinder Agreement, dated as of July 29, 2020, by and between Joseph Marinucci and the Issuer.

99.11	Joinder Agreement, dated as of July 29, 2020, by and between Fernando Borghese and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

CLAIRVEST GROUP INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary